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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Foundry Networks, Inc.
(Name of Issuer)
Common Stock, par value $ 0.0001 per share
(Title of Class of Securities)
35063R100
(CUSIP Number)
Tyler Wall
Vice President, General Counsel and Corporate Secretary
Brocade Communications Systems, Inc.
1745 Technology Drive
San Jose, CA 95110
(408) 333-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 22, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	35063R100

1	NAMES OF REPORTING PERSONS Brocade Communications Systems, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	7	SOLE VOTING POWER

NUMBER OF		20,252,737(1)(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,233,514

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,252,737(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.756%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Does not include options to purchase an aggregate of 3,216,498 shares of common stock of Foundry Networks, Inc., which are exercisable within 60 days of September 22, 2008, held by the persons who have entered into Voting Agreements (as defined below) with the reporting person as described in Schedule 13D (as defined below). Pursuant to the terms of the Voting Agreements, in the event that any such options are exercised prior to the termination of the Voting Agreements, the underlying shares of such options would be subject to the Voting Agreements and would be voted in favor of the approval of the Merger Agreement referred to in Item 3 of Schedule 13D (as defined below) and in favor of the Merger and the other transactions contemplated by the Merger Agreement as described in Item 4 of Schedule 13D (as defined below).
(2) As described in Schedule 13D, the reporting person has sole voting power over these shares solely with respect to the specific matters identified in the Voting Agreements and each of the persons who has entered into the Voting Agreements (as defined in Schedule 13D) with the reporting person retains sole voting power with respect to all other matters.
Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Brocade Communications Systems, Inc. that it is the beneficial owner of any of the shares (other than the Owned Shares as defined below) referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

This Amendment No. 4 (the “Amendment”) amends and supplements where indicated the Statement on Schedule 13D originally filed on July 31, 2008 (the “Original Statement”) by Brocade Communications Systems, Inc., a Delaware corporation (“Brocade”), as amended by Amendment No. 1 thereto filed on August 14, 2008 (“Amendment No. 1”), Amendment No. 2 thereto filed on August 5, 2008 (“Amendment No. 2”) and Amendment No. 3 thereto filed on September 19, 2008 (“Amendment No. 3” and together with the Original Statement, Amendment No. 1 and Amendment No. 2 the “Prior Statement”). This Amendment and the Prior Statement are collectively referred to herein as the “Schedule 13D”.
Capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the Prior Statement. This Amendment amends the Prior Statement as specifically set forth herein. Except as set forth below, all previous Items in the Prior Statement remain unchanged.
This Amendment No. 3 is being made to disclose the purchase of additional 3,303,576 shares of Foundry Common Stock by Brocade pursuant to the 10b5-1 Plan (the adoption of which was disclosed in Amendment No. 1) and to update the number of shares of common stock of Foundry subject to options, which are exercisable within 60 days of September 22, 2008 and held by the persons who have entered into Voting Agreements (as defined below) with the reporting person as described in Schedule 13D .

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The second paragraph of Item 3 is hereby amended and restated in its entirety as follows:
As an inducement for Brocade to enter into the Merger Agreement, each of Bobby R. Johnson Jr. (the Chief Executive Officer and President of Foundry), Celesta Volz Ford, J. Steven Young, Alfred J. Amoroso, C. Nicholas Keating Jr. and Alan L. Earhart (collectively, the “Stockholders”) entered into a voting agreement with and in favor of Brocade (the “Voting Agreements”) as described in Item 4 and Item 5 of this Schedule 13D. No consideration was paid in exchange for the Stockholders’ entering into the Voting Agreements. Currently an aggregate of 11,019,223 shares of Foundry Common Stock are subject to the Voting Agreements. Pursuant to the Voting Agreements, if the Stockholders acquire beneficial or record ownership of any additional shares of Foundry, such shares will also be subject to the Voting Agreements. The Stockholders have options to purchase an aggregate of 3,216,498 shares of Foundry Common Stock that are exercisable within 60 days of September 22, 2008 and which would be subject to the Voting Agreement upon exercise.
In addition, Item 3 is hereby amended and supplemented as follows:
On September 19, 2008, September 22, 2008 and September 23, Morgan Stanley purchased 1,000,000, 1,151,788 and 1,151,788 shares of Foundry Common Stock, respectively, on behalf of Brocade pursuant to the 10b5-1 Plan (such shares together with the shares that are included in the definition of “Owned Shares” in Amendment No. 2 and in Amendment No. 3 shall collectively be referred as the “Owned Shares”).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
The first paragraph of Item 5 is hereby amended and restated in its entirety as follows:
(a)-(b) As described in Item 4 (a)-(b) of this Schedule 13D, as a result of the Voting Agreement, Brocade has the sole power to vote the Subject Shares with respect to certain matters relating to the Merger as set forth in the Voting Agreements (see Item 4 of this Schedule 13D for details). The Subject Shares currently consist of 11,019,223 shares of Foundry Common Stock, which represent approximately 7.484% of the outstanding Foundry Common Stock as reported in Foundry’s Quarterly Report, filed on Form 10-Q on August 5, 2008. The Subject Shares do not include options to purchase an aggregate of 3,216,498 shares of Foundry Common Stock, held by the Stockholders, which are exercisable within 60 days of August September 22 , 2008. The Stockholders retained the sole power to vote the Subject Shares on all matters other than those identified in the Voting Agreements. Pursuant to the Voting Agreements, and subject to limited exceptions set forth in the Voting Agreements, the Stockholders may not transfer, sale, pledge, encumber, grant an option with respect to, transfer or dispose any Subject Shares or any interest in any Subject Shares to any person prior to the termination of the Voting Agreement.
In addition, Item 5 is hereby amended and supplemented as follows:
Pursuant to the 10b5-1 Plan, Morgan Stanley purchased a total of 9,233,514 shares of Foundry Common Stock on behalf of Brocade, which represents approximately 6.272% of the outstanding Foundry Common Stock as reported in Foundry’s Quarterly Report, filed on Form 10-Q on August 5, 2008.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 23, 2008

BROCADE COMMUNICATIONS SYSTEMS, INC.
/s/ Richard Deranleau
Name:	Richard Deranleau
Title:	Chief Financial Officer and Vice President, Finance

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